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                                                                    Exhibit 99.8



CONTACTS:  Duane Kimble                          Ken Di Paola or Joel Pomerantz
           Baldwin Piano & Organ Company         The Dilenschneider Group
           (513) 754-4647                        (212) 922-0900


                     BALDWIN PIANO WILL SHUT DOWN ITS PLANT
                            IN GREENWOOD, MISSISSIPPI

        REDUCED OVERHEAD, LOWER INVENTORIES AND OUTSOURCING OF COMPONENTS EXPECTED TO GENERATE ANNUAL PRE-TAX SAVINGS OF MORE THAN $3 MILLION


       MASON, OHIO, January 31, 2001 -- Baldwin Piano & Organ Company (NASDAQ:BPAO) today announced it would shut down the company's Greenwood, Mississippi plant and outsource components manufacturing to other woodworking firms in the U.S and abroad. The company expects to complete a phase out of operations by mid 2001. Plans are to sell the Greenwood facility.

       The company expects the outsourcing of components and the shutdown of its underutilized Greenwood plant to sharply reduce overhead costs, lower inventories and generate annual pre-tax savings of over $3 million. While Baldwin will take a one-time charge in 2001 of $2.5 million for costs associated with the shutdown, cash generated from inventory reductions will more than offset the one-time charge.

       The phase out of the Greenwood plant will eliminate approximately 275 jobs. The finishing and assembly of pianos and keys and actions for pianos in Baldwin's other plants should not be affected, since components will now come from other outside suppliers instead of the Greenwood plant.

       Commenting on the decision, Karen Hendricks, Baldwin's president, chairman, and chief executive officer, said: "The outsourcing of Greenwood's operations represents the next step in Baldwin's plan to properly size its manufacturing processes and operational footprint to its business. This plan began over three years ago with the implementation of synchronous

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manufacturing, which achieved dramatic reductions in space requirements. It was followed by the consolidation of grand piano assembly operations at our plant in Trumann, Arkansas. All of these moves were undertaken to improve the company's cost structure and efficiency, reduce overhead costs, improve cycle time, and cut inventories. The current climate of slack consumer demand, high inventories and continuing growth in Asian imports simply accelerated plans already in place.

       "Consistent with Baldwin's long-standing policy, we will make every effort to help displaced workers at Greenwood find new employment. Saying goodbye to good highly skilled workers is never easy. To make the transition to alternate employment as smooth as possible, all eligible employees will receive separation benefits, and we will provide whatever assistance we can."

       Ms. Hendricks noted that this outsourcing plan promises to improve overall quality. Some veneering and finishing processes may be moved internally to the company's remaining plants, which already have considerable experience with these processes. She also pointed out that outsourcing component parts would require an upgrading of quality specifications and parts drawings, ensuring high-quality parts from the start.

       Baldwin Piano & Organ Company, the maker of America's best selling pianos, has marketed keyboard musical products for over 140 years.

       "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the company's filing with the Securities and Exchange Commission.